Exhibit 1

Ellomay Capital Expands its Investment in the Italian Photovoltaic Market

Tel-Aviv, Israel, June 22, 2010 – Ellomay Capital Ltd. (EMYCF.PK) (“Ellomay” or the “Company”), announced today that it has entered into two additional Engineering Procurement & Construction Contracts with an Italian contractor, for the design, supply, construction, assembly and commissioning of photovoltaic plants of approximately 750KWp each, to be located in the Marche Region in Italy, at an aggregate cost of approximately 5.6 million Euros (the “EPC Project”). Additional ancillary expenses in connection with the construction period of the EPC Project are expected to amount to approximately 0.15 million Euros. The EPC Project is to be equipped with tracker technology and join the Company’s two existing photovoltaic plants in the Marche Region that are currently under construction. The EPC Project requires the contractor to procure delivery of two fully operational photovoltaic plants, including the connection of the solar power plants to the Italian national grid, in order to sell the produced power to the Italian national energy handler (GSE). Time to connection to the national grid is estimated at approximately 150 days from first payment. Thereafter, it is intended that the contractor shall operate and maintain the EPC Project for an annual fee, with an additional bonus or penalty to be paid if the power output is above or below certain performance benchmarks. It is the Company’s intention to finance the majority of the investment in connection with the EPC Project by obtaining financing from a financial institution.

About Ellomay Capital

Ellomay Capital Ltd. is an Israeli Company, whose current plan of operations is to identify and evaluate suitable business opportunities and strategic alternatives, including through the acquisition of all or part of an existing business, pursuing business combinations or otherwise. Until February 29, 2008, the Company (which until then was named NUR Macroprinters Ltd.) and its subsidiaries, developed, manufactured, sold and provided support services for digital wide format and super-wide format printing systems for on-demand, short-run printing as well as related consumable products. The Company recently invested in two photovoltaic plants in the March Region in Italy, which are currently under construction.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding our plans and objectives of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements. These and other risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with Securities and Exchange Commission, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1108
Email: kaliaw@ellomay.com